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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                            March 2005

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change February 22, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on February 22, 2005 and filed on SEDAR on February 22, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced that its board, and the board of De Beers Canada Inc, the project operator, approved an Advanced Exploration and Evaluation Plan (the “Plan” or “AE&E Plan”) for the Fort à la Corne joint venture project.  The Plan, which was prepared by the JV Management Committee, describes an accelerated work program that will advance the project to a pre-feasibility decision in 2008.  The budget for the 2005 program is CDN $25.6 million.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report March 1, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

FORT À LA CORNE JOINT VENTURE ADOPTS AGGRESSIVE

ADVANCED EXPLORATION AND EVALUATION PLAN

Victoria, B.C., Tuesday, February 22, 2005 – Kensington Resources Ltd. (the “Company”) announces that its board, and the board of De Beers Canada Inc, the project operator, has approved an Advanced Exploration and Evaluation Plan (the “Plan” or “AE&E Plan”) for the Fort à la Corne joint venture project.  The Plan, which was prepared by the JV Management Committee, describes an accelerated work program that will advance the project to a pre-feasibility decision in 2008.  The budget for the 2005 program is CDN $25.6 million.

This budget is the largest investment to date to be spent on an annual work program at Fort à la Corne.  The 2005 program forms part of a three-year action plan to evaluate a number of priority kimberlites in the southern part of the claims.  CDN $25.6 million will cover the cost for the first phase of the Plan, which will mainly consist of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites.  In addition, provision has been made for limited delineation drilling and mini-bulk sampling, should the results of the 2004 program be sufficiently encouraging. Subsequent phases of the Plan will be based on results and will include delineation drilling and two phases of mini-bulk sampling with substantially larger annual budgets.

With the recent positive results coming from the neighbouring Star kimberlite, the Joint Venture has agreed that delineating the extent of the Star kimberlite on the Joint Venture claim is a priority. This work will be considered as part of the 2005 program. The Star kimberlite is cut by the boundary of the claims held by the JV and a significant portion of the Star kimberlite lies on the JV held ground.

“The implementation of the AE&E Plan this year is a significant milestone for Fort à la Corne, and we are pleased to deliver this news to our shareholders,” says Robert A. McCallum, President and CEO of Kensington Resources Ltd. “This Plan was developed on the basis that Fort à la Corne has the principle features for a low-cost, economy of scale mining operation.  Underlying the Plan is a sense of urgency within the Joint Venture that is being driven by the increasing demand for diamonds and the need to fast track a project with this potential.”

Richard Molyneux, President and CEO of De Beers Canada Inc. adds, “Canada is key to De Beers’ long term plans for continued rough diamond supply and, should the Fort à la Corne kimberlites prove economic, they have the potential to make a significant contribution to narrowing the supply/demand gap.  The Joint Venture partners are equally committed to moving this project to a pre-feasibility decision as efficiently and prudently as possible.”

The AE&E Plan was developed through in-depth analysis of the project fundamentals and objectives. The development team included the specialized, proven expertise of the Joint Venture partners and, as required, external consultants.

The Plan seeks to delineate at least 70 million carats in the ground from the higher grade units within the larger (greater than 20 hectares) kimberlites in the south-central cluster. There are 20 of these larger kimberlite bodies. Four of them (140/141, 122, 148 and 150) were extensively explored from 2000 to 2004 inclusive; three more (120, 147 and 121/221) have been drilled in the 2004 work program. The remaining 13 bodies will be tested with up to 10 coreholes each to determine their higher-grade units. The Plan assumes nine of these will produce strong results for further corehole sampling of the higher-grade units. Of these, it is believed six bodies will graduate to mini-bulk sampling.

A description of the AE&E Plan will be posted on the Kensington Resources Ltd. website at www.kensington-resources.com within the next few days.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

PROPOSED FORT À LA CORNE WORK PROGRAM 2005

This document describes the Advanced Exploration and Evaluation Plan, which is the first phase of study required for the acceleration of the Fort à la Corne Project. The Plan was developed from present day knowledge, and in all likelihood will change in response to interpretation of new results. Full advantage will be taken of changing circumstances to advance the program as efficiently and expeditiously as possible.

Project Name:  Fort à la Corne Project

Partners and Participating Interests as of the Completion of the 2004 Programme

De Beers Canada Exploration Inc (Operator)

42.245%

Cameco Corporation

  5.51%

Kensington Resources Limited

42.245%

UEM Inc

10.00%

Advanced Exploration and Evaluation Project

During October 2004, De Beers invited the Joint Venture partners to a strategic planning meeting held in Saskatoon using a facilitated process known as Enhanced Systematic Planning (ESP).

The objective of the ESP session, as developed by the JV partners was “to develop an aggressive Action Plan for an Advanced Exploration and Evaluation Study leading to a go/no-go decision for the Pre-feasibility Study by 2008, with a conscious forward looking perspective to be time- and cost-efficient over the global project development period”.

The project objective, as determined by the JV team, was defined as the intent “to develop and operate the Fort à la Corne Project in a financially, environmentally and socially responsible manner”.

An overview perspective of the Fort à la Corne Project, from present day to an assumed eventual mining operation was examined and a time-line developed (Figure 1).  The current phase of the project was denoted as the Advanced Exploration and Evaluation (AE&E) Study and was estimated to require 3 years in order to complete.  The overall time-line for the Fort à la Corne Project is considered to be aggressive, being driven by the need to favourably position the commencement of mining operations in terms of long-term rough diamond supply and demand predictions.

In addition to the primary focus on resource exploration and evaluation work over the three year period, it was recognised that in order to achieve the time objective of the AE&E study, additional studies are required to run in parallel with the resource exploration and evaluation.  It was also considered essential that an updated conceptual study, incorporating the current options available, would be required in order to provide a basis for go/no-go decisions on the project phases.  These additional studies, together with the resource work and project administration constitute ten work areas:

Work Areas
A	Project Administration (updated Conceptual Study)
B	Resource
C	Geotechnical and Hydrogeological Studies
D	Mining
E	Waste Management
F	Metallurgy
G	Infrastructure
H	Socio-Economic
J	Environmental
K	Government Liaison
Note: There is no “I” work package

A high level plan was then developed for each of these work packages, the plan consisting of a series of high level task or work packages, which were detailed in the “Action Plan for an Advanced Exploration and Evaluation Study of the Fort à la Corne Project, November 15th, 2004.”

In late November, 2004, a second ESP session was held at the AMEC offices in Vancouver.  The purpose of the second ESP was to develop in greater detail the work packages required to complete the Resource Exploration and Evaluation.  The remaining work areas were reviewed and changes were made as required.

During this session the basis for this second level of detailed planning was established and further refined in subsequent discussions.

Basis for Planning For AE & E Study

Background

Twenty primary kimberlite targets have been identified to date, all within a radius of five kilometers in the southern cluster of kimberlites (Figure 2). The kimberlites beyond this range are not being considered in the AE&E Study.  Four of the twenty targets were investigated by evaluation and delineation drilling programs during 2000, 2001, 2002 and 2003, namely kimberlites 122, 140/141, 148 and 150. One of the four, kimberlite 150, was determined to be of no further interest, and one was determined to be of reduced interest (kimberlite 148). The remaining two kimberlites, 122 and 140/141, were determined to be of significant interest, and mini-bulk sampling is currently being conducted on them as part of the 2004 Exploration Program (see below).  The field work has been completed and currently the samples from both the geological drilling and mini-bulk sampling are being analysed.  The complete set of results are expected by early June, however results will be made available as they come to hand.

Phases of the AE&E Study

There are five phases in the AE&E study:

•

2004 Geological Drilling and Mini-bulk Sampling

o

Essentially the first phase of the geological drilling targeting kimberlites 120, 121/221 and 147.  This work has been funded in 2004.

o

Mini-bulk sampling of high interest sub-units within kimberlites 122 and 140/141.  This work was funded in 2004

•

Geological Drilling

o

Determine through core drilling and other methods, the basic geological internal model of each kimberlite, microdiamond sampling based on the interpreted model, and identification of higher interest sub-zones, including grade estimates, if any, within each kimberlite.  This work continues the geological drilling programme commenced in 2004.

•

Delineation Drilling

o

Define through additional core drilling and microdiamond sampling the volume extent and estimate of grade of higher interest sub-zones to the extent that the next phase of work can be undertaken, results permitting.

•

Mini-Bulk Sampling

o

Obtain a mini-bulk sampling, sufficient to confirm the presence of macrodiamonds and provide an improved grade estimate.

•

Supplemental Mini-bulk Sampling

o

Obtain additional mini-bulk sample, sufficient to provide a robust grade estimate for the higher interest sub-unit and to provide a small parcel of diamonds sufficient for a preliminary estimate of diamond revenue.

The AE&E Study’s key planning parameter is that there are five distinct exploration drilling phases, with strategic objectives for each phase.  During the ESP Session, the basis for each phase of the global AE&E drilling program was established by a number of consensus-based assumptions; the assumptions are documented below.

Subsequent to the ESP Session, the overall program was carefully re-evaluated to accelerate its effectiveness, and some adjustments were made to the original assumptions.  The first two elements of the program, the 2004 Exploration Program and the Geological Drilling Program, did not change.   The assumptions used as the basis for the planning and estimate are listed below.

1. 2004 Exploration Program

The 2004 Exploration Program completion is anticipated during the early months of the AE&E Study and may impact the direction of the new work. For that reason, it is included in the overall action plan for the AE&E Study, allowing any impacts to be tracked against an established baseline.

Following the 2000 to 2003 exploration programs that focused on the most promising four bodies, the three bodies considered to represent the next highest level of opportunity of the original twenty became the targets for the 2004 Exploration Program. Core drilling on these three bodies was completed in November 2004, and mini-bulk sampling is currently occurring on two of the earlier four bodies; follow-up activities such as logging, analysis, and interpretation are expected to be completed by the end of May 2005.

2. Geological Drilling Program

The thirteen remaining kimberlites from the twenty kimberlites which form the southern cluster, represent the maximum number of kimberlites remaining to be tested during the Geological Drilling Program.  A process of prioritisation will be undertaken by the joint venture partners to determine the actual scope of the geological drilling program.  It was assumed for the purposes of planning and estimating costs that all thirteen kimberlites may be targeted during this phase of the AE&E study.

3. Delineation Drilling Program

The three kimberlites investigated during the 2004 drilling program together with the remaining 13 kimberlites to be considered for the Geological drilling program, provide up to 16 targets from which to select targets for the delineation drilling program.  It was assumed for the ESP plan and cost estimates that a maximum of nine kimberlites would be selected for this phase of work.

4. Mini-Bulk Drilling Program

From the maximum of nine bodies which might be investigated during the delineation drilling phase together with those bodies investigated during the 2000-2003 programs, it was assumed for planning and cost estimating purposes that a maximum of 6 bodies would be selected for mini-bulk sampling.

5. Supplemental Mini-Bulk Program

It is assumed that all six of the bodies investigated during the mini-bulk sample program will be included in the supplemental bulk sample.

“Best-Bodies First” Assumption

During the ESP Session, there was a consistent intent within the planning team to pursue the most promising bodies on a prioritized basis at every stage of the AE&E program as a means of consciously attempting to develop an early measure of the opportunity presented by the global program. However, the logic network that was developed during the planning process did not include any tangible recognition of the possibility of early successes during the program. The schedule in the [final] Action Plan has been adjusted to actively address the principle that best bodies are likely to be identified during the early portion of each phase.

The AE&E budget for 2005 makes a provision for the following work:

o

Update conceptual study to include mining of multiple pits.

o

Core drilling of up to 13 kimberlites, assuming on average 10 holes will be required per body.

o

Delineation drilling of up to three kimberlites.

o

Microdiamond sampling involving treatment of up to 10,000 kg of core.

o

Mini-bulk sampling of one kimberlite, to obtain approximately 580t of kimberlite for treatment.

o

Geotechnical and hydrogeological testing of up to 3 selected drill holes, including cone tests and hydraulic pump tests.

o

Develop a preliminary geotechnical mine design model.

o

Develop preliminary groundwater chemistry model and preliminary hydrological mine design criteria.

o

Geophysical borehole logging.

o

Whole rock geochemical analyses.

o

Commence investigation and develop possible alternative mining strategies.

o

Investigate waste management concepts.

o

Commence development of future infrastructure requirements.

o

Investigate short term infrastructure needs.

o

Develop metallurgical process concepts, develop BSP operational strategy and upgrade BSP.

o

Develop future Ore Dressing Study Requirements.

o

Continue consultation with First Nations and government. Develop agreements with FN and government on relevant issues.

o

Develop environmental baseline plan.

o

Vegetation, wildlife and heritage surveys to support exploration permit applications.

Conclusions/Recommendations

Consideration of the longer term view for the Fort à la Corne Project has provided the Joint Venture Partners with a clear perspective on the way forward.  Predicted supply and demand trends for rough diamonds into the next decade provide a rationale for accelerating the present rate of work on the project in order to be favourably positioned with respect to the supply-demand forecast.

Recent results from the 2000-2003 programs have shown that the kimberlites do contain higher grade sub-units.  It is possible that these units, from a number of kimberlites, when considered collectively, may form a resource which can be profitably mined.  At present approximately 30 million carats distributed over 330 million tonnes and 3 kimberlites have been identified at deposit level of confidence.

The current program budget estimate of $25.6M will be applied to the completion of the geological drilling of up to thirteen kimberlites in the southern cluster of the joint venture claims.  In addition, provision has been made for limited delineation and mini-bulk sampling, should the results of the 2004 program be sufficiently encouraging.

In conjunction with the resource exploration and evaluation work, there are potential opportunities to foreshorten the overall project time-line with minimal cost by undertaking studies of potential mining, processing, waste management and infrastructure strategies.  In addition to basic environmental permitting requirements, limited baseline data will be obtained which will be valuable in reducing project permitting time lines in the future.  Consultations with key stakeholders, including the local First Nations bands, will continue.

Figure .

Overview Timeline and Definitions of Possible Future Project

Figure 2.

This is the central cluster which is the target area for the advanced exploration and evaluation program.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change March 7, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on March 7, 2005 and filed on SEDAR on March 10, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced the recovery of a large, clear, colourless, macrodiamond from samples extracted from Kimberlite 140/141 that was drilled in the 2004 Evaluation Program.  A large diamond measuring approximately 1.4 x 1.0 x 0.75 cm was recovered during diamond recovery procedures at the De Beers Group Exploration Diamond Laboratory in Johannesburg, RSA.  The colourless stone is clear of significant inclusions and therefore appears to be of high quality.  Formal valuation of the stone will be conducted by De Beers’ experts as soon as possible.  The 10.53 carat diamond was recovered in large diameter drillhole 04-140-051 along with five other macrodiamonds including a 1.32 carat stone from a sample covering depth interval 118 to 130 metres, only 18 metres beneath the overlying glacial overburden.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report March 10, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

LARGEST DIAMOND TO DATE FROM FORT À LA CORNE JOINT VENTURE –

HIGH QUALITY 10.53 CARAT DIAMOND RECOVERED FROM KIMBERLITE 140/141

Victoria, B.C., Monday, March 7, 2005 – Kensington Resources Ltd. (the “Company”) is pleased to announce the recovery of a large, clear, colourless, macrodiamond from samples extracted from Kimberlite 140/141 that was drilled in the 2004 Evaluation Program.

A large diamond measuring approximately 1.4 x 1.0 x 0.75 cm was recovered during diamond recovery procedures at the De Beers Group Exploration Diamond Laboratory in Johannesburg, RSA.  The colourless stone is clear of significant inclusions and therefore appears to be of high quality.  Formal valuation of the stone will be conducted by De Beers’ experts as soon as possible.  The 10.53 carat diamond was recovered in large diameter drillhole 04-140-051 along with five other macrodiamonds including a 1.32 carat stone from a sample covering depth interval 118 to 130 metres, only 18 metres beneath the overlying glacial overburden.

This sample is from the upper portion of the kimberlite breccia beds of the southern, higher-grade unit of 140/141 which was targeted with five large diameter drillholes designed to increase the level of confidence in grade forecasts and to provide preliminary valuations for revenue modeling by De Beers experts.  Diamond recoveries for the remaining samples in this drillhole will be reported as soon as the results are received by the Company.

Robert McCallum, President of Kensington Resources Ltd., remarked, “We have already seen significant evidence from minibulk sampling that supports the presence of a large stone population in the 140/141 kimberlite, including a 10.23 carat stone recovered in the 2002 program.  Discovery of this 10.53 carat diamond, the largest stone yet recovered by the Fort à la Corne Joint Venture, provides further support that the large diamonds can be of high quality, as well.”

Photographs of the 10.53 carat diamond and a map of the 140/141 kimberlite with drillhole placements are posted on the Kensington Resources Ltd. website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9
Item 2.	Date of Material Change March 8, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on March 8, 2005 and filed on SEDAR on March 10, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced the recovery of 135 macrodiamonds weighing 15.445 carats from large diameter drillhole 04-140-045 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (250) 361-1578.

Item 9.	Date of Report March 10, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

DIAMOND RESULTS FOR DRILLHOLE 04-140-045

FROM FORT À LA CORNE KIMBERLITE 140/141

Victoria, B.C., Tuesday, March 8, 2005 – Kensington Resources Ltd. (the “Company”) announces the recovery of 135 macrodiamonds weighing 15.445 carats from large diameter drillhole 04-140-045 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

The total estimated mass of kimberlite excavated from 04-140-045 was 139.72 tonnes of which 103.38 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries.  Minibulk samples were shipped to De Beers’ dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA.  Samples and results from drillhole 04-140-045 are the first fully processed batch of many that encompass the 2004 Evaluation Program.  A summary of sampling information and diamond recovery results for this drillhole is shown in Table 1.

Table 1:

Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-045

Drillhole	Kimberlite Unit	Sample Interval (metres)	Theoretical ExcavatedMass (tonnes)1	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)2
04-140-045	140 Breccia Beds	96.7	140.34	15.455	11.1	135	1	16 stones (0.46)

1  The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.

2  Diamond weights were provided in terms of total carats per sieve class.  The reader is cautioned that for interval samples (12 metres) with multiple stone recoveries, the number of stones >0.25 carats was estimated by dividing total carat weight by the number of stones in the +11 and larger sieve classes.

Large stone recoveries in drillhole 04-140-045 included an estimated sixteen diamonds greater than 0.25 carat in size with a combined weight of 6.845 carats.  These 16 stones, or some 11% of the total number, account for 44% of the carat weight of the parcel.  The size distribution of the recovered diamonds from this drillhole is shown in Table 2.

“The recovery of significant numbers of diamonds in the coarser size fractions from this drillhole sample will contribute substantially to improving confidence levels in the grade estimate and modeled value for the breccia beds of the southern 140/141 kimberlite body,” commented Robert McCallum, President of Kensington Resources Ltd. “These initial results strongly support the previously forecasted potential of the 140/141 kimberlite by De Beers.”

Table 2:

Summary of Macrodiamond Recovery by Sieve Size Category

Drillhole	-1 Sieve <1.09 mm	+1 Sieve >1.09 mm	+2 Sieve >1.32 mm	+3 Sieve >1.48 mm	+5 Sieve >1.83 mm	+6 Sieve >2.16 mm	+7 Sieve >2.46 mm	+9 Sieve >2.85 mm	+11 Sieve >3.45 mm	+12 Sieve >4.089 mm	+13 Sieve >4.52 mm
04-140-045 Carats	0.020	0.040	0	0.740	2.090	1.560	2.585	1.575	4.320	2.065	0.460
04-140-045 Stones	6	4	0	22	39	17	21	10	11	4	1

The 2004 Evaluation Program (CDN $7.6 million) included ten large diameter minibulk drillholes positioned on high-grade zones in kimberlites 140/141 and 122.  Five targets were located on the south 140/141 breccia beds and related kimberlite units to collect additional diamonds that will be used to increase the level of confidence in grade forecasts, and for revenue modeling by De Beers’ experts.  A map of kimberlite body 140/141 showing location of the 2004 drillholes is posted on the Kensington Resources Ltd. website at www.kensington-resources.com.

Full diamond results for large diameter drillhole 04-140-051, including the recently announced 10.53 carat stone, will be released as soon as they are completed and received from the operator, De Beers Canada Inc.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  1-800-514-7859 or (250) 361-1578

Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change March 18, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on March 18, 2005 and filed on SEDAR on March 18, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced the appointment of James Rothwell as Chairman and the granting of 40,000 stock options exercisable at a price of $2.75 per share for a five-year period to a director and officer and employee of the Company.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report March 28, 2005

Schedule A

 FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES APPOINTS JAMES ROTHWELL AS CHAIRMAN

AND MOVES HEAD OFFICE TO VANCOUVER

Vancouver, B.C., Friday, March 18, 2005 – The Board of Directors of Kensington Resources Ltd. (the “Company”) is pleased to announce that James (Jim) Rothwell has accepted the position as Chairman of the Board of Directors. Mr. Rothwell has served as a Director since June 2002 and will fill a role that has previously not been held at Kensington Resources.

Mr. Rothwell served as President and CEO of Dia Met Minerals Ltd. from 2000 to 2001 and worked for BHP Minerals between 1986 and 2000 where he held the position of President of BHP Diamonds from 1997 to 2000. Mr. Rothwell led BHP's entry into the diamond industry via development of the EKATI Diamond Mine in the Northwest Territories, Canada's first producing diamond mine.

“Jim (Rothwell) brings tremendous insight and knowledge of the diamond resource industry,” says Robert A. McCallum, President and CEO of Kensington Resources Ltd. “We are pleased that he has accepted this position and appreciate the value that his experience will contribute to our company as we enter a period of increased activity and growth.”

The Company is also pleased to announce that it has moved its headquarters to Vancouver, British Columbia. The office is located in the heart of Vancouver’s financial district. The Company will also maintain an exploration office in Saskatoon, Saskatchewan.

The Company further reports the granting of 40,000 stock options exercisable at a price of $2.75 per share for a five-year period to a director and officer and employee of the Company.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change March 21, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on March 21, 2005 and filed on SEDAR on March 22, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced the recovery of 160 macrodiamonds weighing 21.06 carats, including a 4.09 carat stone, from large diameter drillhole 04-140-044 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report March 28, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

ANOTHER LARGE DIAMOND FROM FORT À LA CORNE KIMBERLITE 140/141 -

4.09 CARAT DIAMOND RECOVERED FROM DRILLHOLE 04-140-044

Vancouver, B.C., Monday, March 21, 2005 – Kensington Resources Ltd. (the “Company”) announces the recovery of 160 macrodiamonds weighing 21.06 carats, including a 4.09 carat stone, from large diameter drillhole 04-140-044 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

The total estimated mass of kimberlite excavated from 04-140-044 was 186.29 tonnes of which 94.36 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries.  Minibulk samples were shipped to the De Beers’ dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA.  A summary of sampling information and diamond recovery results for this drillhole is shown in Table 1.

Table 1:

Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-044

Drillhole	Kimberlite Unit	Sample Interval (metres)	Theoretical ExcavatedMass (tonnes)1	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)2
04-140-044	140 Breccia Beds	128.36	186.29	21.06	11.30	160	0.86	14 stones (4.09 cts.)

1  The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.

2  Diamond weights were provided in terms of total carats per sieve class.  The reader is cautioned that for interval samples (12 metres) with multiple stone recoveries, the number of stones >0.25 carats was estimated by dividing carat weight by the number of stones in the +9 sieve class for selected samples and all of the +11 and larger sieve classes.

“Relatively small minibulk samples from the Breccia Beds in the southern part of Kimberlite 140/141 have provided significant numbers of diamonds in the coarser size fractions and the 4.09 carat stone recovered in this drillhole provides additional sharp emphasis on the large stone potential that this higher-grade zone is predicted to deliver,” commented Robert McCallum, President and CEO of Kensington Resources Ltd.

Large stone recoveries in drillhole 04-140-044 included an estimated 14 diamonds greater than 0.25 carat in size with a combined weight of 9.58 carats.  These 14 diamonds, or some 8.8% of the total number of stones, account for 45.5% of the carat weight of the parcel. The 4.09 carat stone was recovered from the 118 to 130 metre interval within the upper part of the kimberlite body. The quality and value of this stone will be determined by De Beers’ experts in due course.  The size distribution of the recovered diamonds from this drillhole is shown in Table 2.

Table 2:

Summary of Macrodiamond Recovery by Sieve Size Category

Drillhole	+1 Sieve >1.09 mm	+2 Sieve >1.32 mm	+3 Sieve >1.48 mm	+5 Sieve >1.83 mm	+6 Sieve >2.16 mm	+7 Sieve >2.46 mm	+9 Sieve >2.85 mm	+11 Sieve >3.45 mm	+13 Sieve >4.52 mm	+15 Sieve >5.41 mm	+21 Sieve >7.93 mm
04-140-044 Carats	0.01	0.145	1.025	3.035	1.96	3.37	2.77	3.13	0.65	0.86	4.09
04-140-044 Stones	1	3	29	54	22	26	12	8	1	1	1

*An additional 2 stones weighing a cumulative 0.015 carats were recovered in the -1 sieve category (<1.09 mm).

The 2004 Evaluation Program (CDN $7.6 million) included ten large diameter minibulk drillholes positioned on high-grade zones in kimberlites 140/141 and 122.  Samples and results from drillhole 04-140-044 are the second of five batches that were recovered from Kimberlite 140/141 breccia beds and related kimberlite units during the 2004 Evaluation Program.  Minibulk samples collected in this program will provide additional diamonds that will be used to increase the level of confidence in grade forecasts, and for revenue modeling by De Beers’ experts.  A recently revised map of kimberlite body 140/141 showing location of the 2004 drillholes is posted on the Kensington Resources Ltd. website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 West Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change March 22, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on March 22, 2005 and filed on SEDAR on March 22, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced the recovery of 90 macrodiamonds weighing 17.51 carats, including a 1.39 carat stone, from large diameter drillhole 04-140-052 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report March 28, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

HIGHER GRADE DIAMOND RESULTS FOR DRILLHOLE 04-140-052

FROM FORT À LA CORNE KIMBERLITE 140/141

Vancouver, B.C., Tuesday, March 22, 2005 – Kensington Resources Ltd. (the “Company”) announces the recovery of 90 macrodiamonds weighing 17.51 carats, including a 1.39 carat stone, from large diameter drillhole 04-140-052 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

The total estimated mass of kimberlite excavated from 04-140-052 was 132.14 tonnes of which 105.24 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries.  Minibulk samples were shipped to the De Beers’ dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA.  A summary of sampling information and diamond recovery results for this drillhole is shown in Table 1.

Table 1:

Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-052

Drillhole	Kimberlite Unit	Sample Interval (metres)	Theoretical ExcavatedMass (tonnes)1	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)2
04-140-052	140 Breccia Beds	91.05	132.14	17.51	13.25	90	0.68	17 stones (1.39 cts.)

1  The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.

2  Diamond weights were provided in terms of total carats per sieve class.  The reader is cautioned that for interval samples (12 metres) with multiple stone recoveries, the number of stones >0.25 carats was estimated by dividing carat weight by the number of stones in the +9 sieve class for selected samples and all of the +11 and larger sieve classes.

Large stone recoveries in drillhole 04-140-052 included an estimated 17 diamonds greater than 0.25 carat in size with a combined weight of 11.13 carats.  These larger diamonds account for 63.6% of the total carat weight, but represent only 18.9% of the total stones in the parcel. Eleven of the 17 larger diamonds were recovered from samples taken from the upper 50 metres of the kimberlite body.  The size distribution of the recovered diamonds from this drillhole is shown in Table 2.

“The higher grade of this minibulk sample with a large proportion of larger stones is likely to affect the modeled grade results for the Breccia Beds in a positive way,” commented Robert McCallum, President and CEO of Kensington Resources Ltd.

Table 2:

Summary of Macrodiamond Recovery by Sieve Size Category

Drillhole	+2 Sieve >1.32 mm	+3 Sieve >1.48 mm	+5 Sieve >1.83 mm	+6 Sieve >2.16 mm	+7 Sieve >2.46 mm	+9 Sieve >2.85 mm	+11 Sieve >3.45 mm	+12 Sieve >4.09 mm	+13 Sieve >4.52 mm	+15 Sieve >5.41 mm	+17 Sieve >5.74 mm
04-140-052 Carats	0.07	0.3	1.23	1.325	1.6	2.29	2.29	0.435	4.14	2.57	1.26
04-140-052 Stones	3	8	23	14	16	10	7	1	5	2	1

*No stones were recovered in the -1 (<1.09 mm) and +1 (>1.09 mm) sieve categories.

The 2004 Evaluation Program (CDN $7.6 million) included ten large diameter minibulk drillholes positioned on high-grade zones in kimberlites 140/141 and 122.  Samples and results from drillhole 04-140-052 are the third of five batches that were recovered from Kimberlite 140/141 breccia beds and related kimberlite units during the 2004 Evaluation Program.  Minibulk samples collected in this program will provide additional diamonds that will be used to increase the level of confidence in grade forecasts, and for revenue modeling by De Beers’ experts.  A recently revised map of kimberlite body 140/141 showing location of the 2004 drillholes is posted on the Kensington Resources Ltd. website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, PO Box 11606

650 West Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES ANNOUNCES

$35 MILLION PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

Vancouver, B.C., Wednesday, March 30, 2005 – Kensington Resources Ltd. (the “Company”) announces that it has entered into an agreement with Loewen, Ondaatje, McCutcheon Limited to act as lead agent in a syndicate to market a private placement financing of up to CDN $35 million on a commercially reasonable best efforts basis.

CDN $5 million of the offering will consist of flow-through common shares and CDN $30 million of the offering will consist of non flow-through units.  Each non flow-through unit shall consist of one non flow-through common share and one half of one share purchase warrant.  Each whole warrant shall entitle the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing.  Pricing will be determined following the marketing of the offering.  The gross proceeds of the offering of the flow-through shares will be used by the Company to incur exploration expenses on the Fort à la Corne Project that qualify as “Canadian exploration expenses” under the Income Tax Act (Canada).  The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Project and for general corporate purposes.  The closing of the offering, currently expected for April 29, 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agent, and regulatory approval.

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.  This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities of the Company in the United States.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, BC, Canada, V6B 4N9

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that the Extraordinary General Meeting of the shareholders of Kensington Resources Ltd. (the "Company") will be held at the Terminal City Club, President’s Room, 837 W. Hastings Street, Vancouver, British Columbia, on Monday, April 4, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To consider and, if deemed advisable, approve the adoption by the Company of a Shareholder Rights Plan.
2.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular and form of Proxy.

Shareholders unable to attend the Extraordinary General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, or certification, if appropriate, under which it was signed or a notarily certified copy thereof with the Company's Transfer Agent, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting.

DATED at Vancouver, British Columbia, this 28th day of February, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

“Robert A. McCallum”

Robert A. McCallum

President & CEO

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, BC, Canada, V6B 4N9

INFORMATION CIRCULAR

(Containing information as at February 28, 2005 except as otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kensington Resources Ltd. (the "Company") for use at the Extraordinary General Meeting of Shareholders of the Company (the "Meeting") and any adjournment thereof to be held on Monday, April 4, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, e-mail, fax or other means of telecommunications by the directors, officers and employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, 3rd Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Attention:  Shareholder Services, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.  Please contact your broker if you have questions.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, 3081 3rd Avenue, Whitehorse, Yukon, Y1A 4Z7, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value.  Only the holders of common shares are entitled to receive notice of or to attend and vote at any meetings of the Members of the Company.  As at February 28, 2005 there were 61,030,713 common shares without par value issued and outstanding.

Only shareholders of record at the close of business on February 28, 2005 who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at the date of this Circular.

EXECUTIVE COMPENSATION

For purposes of this section:

"LTIP" or "long term incentive plan" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

“Named Executive Officer” or “NEO” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s current Named Executive Officer and former Named Executive Officer.  Unless otherwise noted, all dollar amounts are stated in Canadian dollars.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Annual Compensation				Long Term Compensation
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Awards		Payouts	All other Compen-sation ($) (i)
					Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)
Robert A. McCallum (1) President, CEO and Director	2004	$83,291	$Nil	$24,000 (2)	400,000	$Nil	$Nil	$Nil
	2003	Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
	2002	Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
David H. Stone (3) Former President; Currently Director	2004	$36,097	$Nil	$115,000 (4)	Nil	$Nil	$Nil	$Nil
	2003	$115,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
	2002	$111,417	$Nil	$Nil	100,000	$Nil	$Nil	$Nil

NOTES:

(1)

Robert A. McCallum was appointed President of the Company on June 1, 2004.

(2)

Robert A. McCallum receives an annual housing allowance of $24,000.

(3)

David H. Stone resigned as President of the Company on April 23, 2004.

(4)

David H. Stone received a one-time payment of $115,000 for the termination of management services.

Long-Term Incentive Plan Awards

No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the most recently completed financial year:

Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert A. McCallum President, CEO and Director	400,000	40%	$0.84	$0.84	May 25, 2007
David H. Stone Former President; Currently Director	Nil	N/A	$Nil	$Nil	N/A

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Year-End Option/SAR Values

The following table sets forth incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the fiscal year-end value of stock options held by the Named Executive Officers.

Aggregated Option/SAR Exercises

During the Most Recently Completed Financial Year and

Financial Year-End Option/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at the Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in-the Money Options/SARs at Financial Year End (US $) Exercisable/ Unexercisable (1)
Robert A. McCallum President, CEO and Director	Nil	$Nil	200,000/200,000	$44,000/$44,000
David H. Stone Former President; Currently Director	Nil	$Nil	552,250/Nil	$302,053/$Nil

NOTES:

(1)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price.  The closing market price of the Company’s shares on the TSX Venture Exchange as at December 31, 2004 (ie., the financial year end) was $1.06.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a housing allowance of $24,000 per year and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties.  During the year ended December 31, 2004, Mr. McCallum was paid $83,291 pursuant to the employment agreement and received $24,000 for the housing allowance.  In the fourth quarter of Fiscal 2004, the term of the Employment Agreement was extended from two years to three years.

During the year ended December 31, 2004, the Company paid $151,097 to David H. Stone, former President of the Company, which included a one-time payment of $115,000 for the termination of management services.  Pursuant to the terms of a Management Agreement executed on February 1, 2002, Mr. Stone was retained as President for a fee of $115,000 per annum.  The Management Agreement could be terminated by Mr. Stone with three months’ written notice or by the Company at any time with cause, or without cause, by providing twelve months’ notice or payment in lieu of notice of not less than $115,000.

Compensation of Directors

During the most recently completed financial year, the Company did not pay any compensation to the Directors for their services as Directors nor was there any standard arrangement to compensate them for such services other than the granting of stock options.  The Company granted the following incentive stock options to directors of the Company during the most recently completed financial year:

Name	Options Granted	Exercise Price per Share	Date of Grant
Robert A. McCallum President, CEO and Director	400,000 (1)	$0.84	May 25, 2004
James R. Rothwell Director	50,000	$1.13	March 26, 2004
William Stanley Director	150,000	$0.77	July 16, 2004
Total	600,000

NOTES:

(1)

Includes stock options granted to the Named Executive Officer previously disclosed.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended December 31, 2004, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,449,500	$0.52	1,050,500
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Totals	4,449,500	$0.52	1,050,500

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company or associate or affiliate of any informed person, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company except as follows:

1.

Murray Tildesley, Corporate Secretary and Director of the Company, acquired 18,333 common shares of the Company at a price of $0.85 per share pursuant to the exercise of warrants.

2.

David H. Stone, Director of the Company, acquired 83,333 common shares of the Company at a price of $0.80 per share pursuant to the exercise of warrants.

3.

Tony Pezzotti, Director of the Company, acquired 30,000 common shares of the Company at a price of $0.80 per share pursuant to the exercise of warrants.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

AUDIT COMMITTEE

The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.  In addition, the Audit Committee meets annually with the external auditors of the Company, without the presence of any other members of management.

Composition of Audit Committee

The Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company's current Audit Committee consists of James R. Rothwell, David H. Stone and Tony Pezzotti, all of whom are directors of the Company.

Audit Committee Charter

The text of the audit committee’s mandate is attached as Schedule “A” to this Information Circular.  The Audit Committee mandate is also available on the Company’s website at www.kensington-resources.com or upon request to the Company’s Corporate Secretary.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)

an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Deloitte & Touche, LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	Fiscal 2004 $	Fiscal 2003 $
Audit Fees	(accrual) $38,000	$31,500
Audit Related Fees	-	-
Tax Fees	2,950	2,240
All Other Fees	-	6,000
Totals	$40,950	$39,740

Exemption

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of Shareholder Rights Plan

General

The shareholders of the Company will be asked at the Meeting to consider and, if deemed advisable, to approve the adoption by the Company of a shareholder rights plan (the “Rights Plan”).  The Rights Plan is contained in an agreement (the “Rights Plan Agreement”) between the Company and Computershare Trust Company of Canada (the “Rights Agent”).  Under the Rights Plan, share purchase rights (the “Rights”) were issued one minute after the Effective Date (defined below) to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding one minute after the Effective Date (Vancouver time).  The terms of the Rights Plan are identical to the Company’s previous shareholder rights plan which expired on June 29, 2004.

A copy of the Rights Plan Agreement will be available for inspection at the Meeting and at the Company's head office, located at Suite 2100 - 650 West Georgia Street, Vancouver, British Columbia, during regular business hours up to the day before the Meeting.

Purpose of the Rights Plan

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control.  The Rights Plan provides management and the board of directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company.  Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of common shares.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors.  The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the Rights Plan.  The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to obtain, review and accept or decline take-over bids. Moreover, the Permitted Bid concept remedies to a great extent the fundamental source of inequality between a bidder and a target company’s shareholders, namely, the ability of the bidder to by-pass the target company’s board of directors, deal directly with the target company’s shareholders and pressure the target company’s shareholders into accepting an inadequate bid.  The Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to consider alternatives to an unfair or inadequate proposal and, if it considers such action to be in the best interests of all shareholders, to commence an orderly auction of the shares or assets of the Company for the benefit of all shareholders.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders.  In such circumstances, the board of directors may redeem the Rights or waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder.  The adoption of the Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders.  Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under the Business Corporations Act (Yukon) to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company.  Prior to being activated, the Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders.  The implementation of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company.  The issue of the Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

In considering whether to approve the adoption of the Rights Plan, the board of directors was made aware that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult a merger, tender offer, assumption of control by the holders of a large block of the Company’s securities or the removal of incumbent management.  The Rights Plan will cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors.  The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the Rights Plan affords.  The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so.  The Rights Plan is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against being coerced into selling their Shares at less than fair value.

Background

The Rights Plan is not being proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction.  Rather, the Rights Plan is intended to address the board of directors’ concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The board of directors is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the board of directors acting on behalf of all shareholders.  For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company.  A bidder may also make a take-over bid to acquire effective or legal control of the Company that the board of directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares.  Without anything else, public shareholders would likely feel compelled to tender to such a bid, even where the bid is considered by the board of directors to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares.  The board of directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder rights plan would be in the best interests of the Company and its shareholders and, if so, what the appropriate characteristics of such a shareholder protection rights plan would be.

In considering whether to approve the adoption of the Rights Plan, the board of directors considered the current legislative framework in Canada governing take-over bids.  Under provincial securities legislation a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and parties related to the bidder, an aggregate of 20% or more of the outstanding shares.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan.

Effective Date

The effective date of the Rights Plan is October 6, 2004 (the “Effective Date”).

Term

The Rights Plan will remain in effect for a period of three years.

Issue of Rights

One minute after the Effective Date, one Right was issued and attached to each Share of the Company outstanding and will attach to each Share subsequently issued.

Rights Exercise Privilege

After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate and trade separately from the Shares and will be exercisable.  The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase $30 worth of common shares of the Company for $15 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive.  However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected.  Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares.  Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights.  From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Shares, will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)

the take-over bid must be made by way of a take-over bid circular;

(b)

the take-over bid must be made to all holders of Shares;

(c)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn; and

(d)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares.  The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Even reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company within 14 days or such other period as may be specified by the Board of Directors.  With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any typographical error, to effect a change requested by the TSX Venture Exchange or any other exchange on which the Shares may be listed or, subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law.  Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, the TSX Venture Exchange, or any other exchange on which the Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights were distributed are recognized for the purposes of the Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.  To ensure that the adoption of the Rights Plan is effected in an unbiased manner, two votes will be conducted at the Meeting in respect of the Rights Plan, one of which will exclude any votes exercised by or on behalf of any grandfathered persons.  See “Shareholder Approval” below.

Certain Canadian Federal Income Tax Considerations of the Rights Plan

The Company will not have any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights.  The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income, and is not subject to non-resident withholding tax if the right is conferred on all holders of shares of the corporation.  Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Shares upon certain triggering events occurring (i.e. a “Flip-in Event”), and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, no amount must be included in computing income if the Rights do not have a monetary value at the date of issue.  The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.  A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised.  A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or common shares issued upon the exercise of Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Shares.  Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

Regulatory Approval

The Rights Plan has been accepted for filing by the TSX Venture Exchange, subject to confirmation by the shareholders of the Company.

Shareholder Approval

The resolution in respect of the Rights Plan may be subject to two votes conducted at the Meeting.  An initial vote will be conducted among all shareholders entitled to vote at the Meeting and, if necessary, a second vote will be conducted among all shareholders entitled to vote at the Meeting, except for grandfathered persons and the associates, affiliates and insiders of grandfathered persons who hold common shares (together, the “Excluded Persons”).  Any votes cast in person or by proxy by Excluded Persons will not be recognized by the scrutineers at the Meeting for the purposes of determining the result of the second vote.  To the best of the Company’s knowledge, no shareholder falls within the definition of grandfathered persons as of the record date for the Meeting.

Recommendation of the Board

The board has determined that the adoption of the Rights Plan is in the best interests of the Company and the shareholders.  The board unanimously recommends that shareholders vote in favour of the resolution approving the Rights Plan.

The Company has been advised that the directors and senior officers of the Company intend to vote all shares held by them in favour of the resolution approving the Rights Plan.

Unless specified in a proxy form that the Company’s common shares represented by the proxy shall be voted against the resolution in respect of the Rights Plan, it is the intention of the persons designated in the enclosed proxy form to vote in favour of the resolution approving the Rights Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Shareholders may contact the Company at Suite 2100, 650 W. Georgia Street, Vancouver, BC, V6B 4N9 or by telephone at (604) 682-0020 to request copies of the Company’s financial statements and MD&A including audited financial statements for the year ended December 31, 2003. Financial information, including comparative financial statements and MD&A for the most recently completed financial year ended December 31, 2004, will be available in May 2005.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 28th day of February, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"Robert A. McCallum"

Robert A. McCallum

President & CEO

SCHEDULE “A”

AUDIT COMMITTEE MANDATE

Purpose

The Audit Committee is appointed by the Board of Directors (the “Board”) to assist the Board in fulfilling its oversight responsibilities in the areas of financial reporting, risk management, and compliance.

Organization

The Committee will consist of at least three members of the Board of Directors.  The Committee will ensure that a majority of its members are independent of the corporation as defined by the TSX, the Ontario Securities Commission, or any other regulatory body to which the Corporation reports.  The Committee will meet at least four times a year, with the flexibility to call additional meetings if required.  The Committee’s meetings will be recorded in minutes of the meeting and will be submitted to the Board of Directors of the Corporation.

Responsibilities

The Audit Committee is responsible for reviewing and reporting to the Board with respect to various auditing and accounting matters, including the selection of  the company’s independent public accountants, the scope of the audit procedures, the nature of all audit and non-audit services to be performed, the performance of the independent accountants and the company’s accounting practices and policies.  The Committee will prepare an annual report to the Board reviewing the adequacy of this mandate and its performance relative to the responsibilities contained in this mandate.

The Audit Committee assists the Board in monitoring:

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the integrity of  financial statements;

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the independent auditor’s qualifications, selection, retention, and independence;

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the scope and performance of the internal audit function;

•

the preparation of annual audited financial statements including review of the statements with management and the independent auditor before the financial statements are included in Kensington’s Annual Report  and regulatory filings;

•

management’s overall process to identify and manage principal risks that could affect the achievement of the company’s business objectives; and

•

compliance with legal and regulatory requirements and corporate policies and controls.

The Audit Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities.  The Committee shall have unrestricted access to personnel, information, and resources necessary to carry out its responsibilities.

KENSINGTON RESOURCES LTD.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Extraordinary General Meeting to be held on April 4, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

800-306-8521

- Proxy Instructions must be received by 10:00 am, Pacific Time, on March 31, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy/Kensington
- Proxy Instructions must be received by 10:00 am, Pacific Time, on March 31, 2005.

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Pacific Time, on March 31, 2005

E_007949.E.RUNONS/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder(s) of Kensington Resources Ltd. (the "Company") hereby appoint(s) Robert A. McCallum, or failing him, James Rothwell,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Extraordinary General Meeting of KENSINGTON RESOURCES LTD. to be held at Terminal City Club, President's Room, 837 West Hastings Street, Vancouver BC on April 4, 2005 at 10:00 am and at any adjournment thereof.

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
1	To approve the adoption by the Company of a Shareholder Rights Plan as set out in the accompanying information circular under the heading "Particulars of Matters to be Acted Upon – Adoption of Shareholder Rights Plan."	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail.

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

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K R T Q

KENSINGTON RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Extraordinary General Meeting to be held on April 4, 2005

NON-REGISTERED (BENEFICIAL) HOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided (see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended by management in the Management Information Circular for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to attend the meeting and vote in person, please write your name in the place provided for that purpose in this VIF and we will send to you a form of legal proxy which will grant you the right to attend the meeting and vote in person. If you require assistance in that regard, please contact the Registered Representative who services your account (see reverse).
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying Management Information Circular.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF.
Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF. Have this VIF in hand if you call.

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

800-306-8563

- Voting Instructions must be received by 10:00 am, Pacific Time, on March 31, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy/Kensington
- Voting Instructions must be received by 10:00 am, Pacific Time, on March 31, 2005.

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this VIF.

If voting by mail, VIFs should be received by 10:00 am, Pacific Time, on March 31, 2005. Please refer to the Management Information Circular for further information.

E_007950.NOBO.E.RUNONS/000001/000001/i

Appointee(s)

The undersigned shareholder(s) of Kensington Resources Ltd. (the "Company") hereby appoint(s) Robert A. McCallum, or failing him, James Rothwell,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointee(s) (see instructions 3 and 8 on reverse).

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
1	To approve the adoption by the Company of a Shareholder Rights Plan as set out in the accompanying information circular under the heading "Particulars of Matters to be Acted Upon – Adoption of Shareholder Rights Plan."	☐	☐

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Signature(s)/Authorized Officer(s) - Sign Here - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Statements

☐ Mark this box if you would like to receive interim financial reports by mail.

Annual Reports

☐ Mark this box if you would like to receive the Annual Report by mail.

If you do not mark the box, or do not return this VIF, then it will be assumed you do NOT want to receive financial statements.

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K R T Q

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 9, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Kensington Resources Ltd.

We confirm that the following materials were sent by pre-paid mail on March 9, 2005 to the registered holders and non-objecting beneficial owners of Common Shares of the Corporation:

A. Notice of Extraordinary General Meeting / Information Circular
B. Proxy (to registered holders only)
C. Voting Instruction Form (to NOBO holders only)
D. Return Envelope

We further confirm that copies of the above-mentioned materials (other than Voting Instruction Form) were sent by courier on March 9, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Objecting Beneficial Owners of Securities of a Reporting Issuer.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director